Exhibit 99.2

May 4, 2021 Colliers International Group Inc. First Quarter 2021 Financial Results $FFHOHUDWLQJVXFFHVV

Colliers | 2

This presentation includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans; a default on loans originated under the Fannie Mae Delegated Underwriting and Servicing DUS Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company's Annual Information Form for the year ended December 31, 2020 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-GAAP measures

This presentation makes reference to the non-GAAP measures Adjusted EBITDA (AEBITDA) and Adjusted EPS (AEPS). Please refer to Appendix for reconciliations to GAAP measures.

Strong First Quarter Results Strength in recurring services and stabilizing transactional revenues Updated and increased financial outlook for 2021 Published first Global Impact Report Colliers Engineering & Design completed its first acquisition, a specialty transportation design firm Largest fundraising quarter in history in Investment Management First Quarter Highlights Colliers 3 2021 2020 Q1 Q1 USD LC (1) Revenue 774.9 630.6 23% 18% Adjusted EBITDA 92.1 54.5 69% 65% Adjusted EBITDA Margin 11.9% 8.6% Adjusted EPS 1.04 0.54 93% GAAP Operating Earnings 40.0 18.5 116% GAAP Operating Earnings Margin 5.2% 2.9% GAAP diluted EPS 0.11 0.11 0% Three months ended March 31 %Change (US$ millions, except per share amounts) (1) Local Currency

179.7 164.5 210.5 143.0 340.1 277.3 44.6 45.8 774.9 630.6 Q1 2021 Q1 2020 First Quarter Consolidated Revenues Colliers 4 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing (US$ millions) % Change over Q1 2020 USD LC Investment Management (1) -3% -3% Outsourcing & Advisory 23% 17% Capital Markets 47% 40% Leasing 9% 6% Total 23% 18% Revenue Mix Q1 2021 Q1 2020 Investment Management 6% 7% Outsourcing & Advisory 44% 44% Capital Markets 27% 23% Leasing 23% 26% Total 100% 100% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 2% Local currency Internal growth: 4%

44% 40% 16% 60% Recurring 45% 26% 23% 6% Trailing Twelve Months Ended March 31, 2021 Service Diversification Colliers 5 TTM Q1 2021 Revenue By Service Line TTM Q1 2021 AEBITDA By Service Line Revenue and AEBITDA include the full year impact of acquisitions completed in 2020 and 2021 Leasing Capital Markets & Leasing Outsourcing & Advisory Investment Management Capital Markets 51% Recurring

Americas 475.8 EMEA 126.1 Asia Pacific 128.3 Investment Management 44.6 61% 16% 17% 6% Americas 370.0 EMEA 117.1 Asia Pacific 97.4 Investment Management 45.8 59% 19% 15% 7% Americas 31.2 EMEA (3.6) Asia Pacific 5.2 Investment Management 18.4 57% 0% 10% 34% Americas 56.9 EMEA 4.5 Asia Pacific 15.5 Investment Management 17.7 60% 5% 16% 19% First Quarter Geographic Mix (1) Q1 2021 GAAP Operating Earnings: $42.9M Americas, ($1.1M) EMEA, $11.7M Asia Pacific, $9.9M Investment Management (2) Q1 2020 GAAP Operating Earnings: $22.7M Americas, ($13.5M) EMEA, $1.2M Asia Pacific, $11.8M Investment Management Colliers 6 Q1 2021 Revenues Q1 2020 Revenues Q1 2021 AEBITDA Q1 2020 AEBITDA (US$ millions)

Revenue up 27% in local currency Driven by recent acquisitions and stabilizing transactional revenues, especially Capital Markets activity across the region Adjusted EBITDA increased by 82% and included the impact of recent acquisitions and reduced costs from measures implemented due to the pandemic Americas Colliers 7 GAAP Operating Earnings: Q1 2021 $42.9M at 9.0% margin; Q1 2020 $22.7M at 6.1% margin 134.2 128.4 142.1 94.2 199.5 147.4 475.8 370.0 Q1 2021 Q1 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 29% 27% Outsourcing & Advisory Capital Markets Leasing

Revenue down 3% in local currency Activity returning to near prior year levels in each service line Adjusted EBITDA improvement attributable to cost savings from measures implemented due to the pandemic EMEA Colliers 8 GAAP Operating Earnings: Q1 2021 ($1.1M) at (0.9%) margin; Q1 2020 ($13.5M) at (11.5%) margin 25.6 21.1 35.6 31.9 64.9 64.1 126.1 117.1 Q1 2021 Q1 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 8% -3% Outsourcing & Advisory Capital Markets Leasing

Revenue up 19% in local currency Driven by a rebound in activity relative to the sharply reduced levels experienced during the early stages of the pandemic in the first quarter of 2020 Improvement in margin attributable to operating leverage and a lower cost base APAC Colliers 9 GAAP Operating Earnings: Q1 2021 $11.7M at 9.1% margin; Q1 2020 $1.2M at 1.3% margin 19.9 15.1 32.8 16.8 75.6 65.5 128.3 97.4 Q1 2021 Q1 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 32% 19% Outsourcing & Advisory Capital Markets Leasing

Revenue up 2% in local currency, excluding pass - through historical carried interest Solid management fee growth, partially offset by certain transaction fees recognized in the prior year period in Europe AUM of $41.6 billion at March 31, 2021, up 5% from $39.5 billion at December 31, 2020 and up 19% from $35.1 billion at March 31, 2020 Investment Management Colliers 10 GAAP Operating Earnings: Q1 2021 $9.9M at 22.3% margin; Q1 2020 $11.8M at 25.7% margin 44.6 43.5 2.3 44.6 45.8 Q1 2021 Q1 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -3% -3% Revenue Growth 2% 2% Investment Management Pass - through carried interest (excluding pass - through carried interest)

(US$ millions) Capitalization & Capital Allocation (1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 11 Cash $ 118.5 $ 156.6 $ 103.1 Total Debt 523.4 479.9 741.2 Net Debt $ 404.9 $ 323.3 $ 638.1 Convertible Notes 224.3 224.0 0.0 Redeemable non-controlling interests 440.0 442.4 349.6 Shareholders' equity 598.7 586.1 496.4 Total capitalization $ 1,667.9 $ 1,575.8 $ 1,484.1 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 1.1x 1.0x 1.8x Capital Expenditures $ 22.1 8.7 Acquisition Spend (2) $ 15.0 $ 18.5 Three months ended March 31, 2021 March 31, 2020 March 31, 2021 December 31, 2020 March 31, 2020 Highlights • Net debt / pro forma adjusted EBITDA leverage of 1.1x at March 31, 2021 • Debt agreements permit a maximum leverage ratio of 3.5x • $724 million of unused credit under revolving credit facility maturing in April 2024 • Anticipated capital expenditures of $65 - $75 million in 2021 driven by investments in office space and IT systems/software, including deferrals from 2020

(US$ millions) 2021 Outlook Colliers 12 • Given stronger than expected operating results for the first quarter, the Company is increasing its previously provided financial outlook • However, a number of risks and uncertainties remain, including: • The resurgence of COVID - 19 cases in various parts of the world may impact overall results • Stabilizing transactional revenues experienced in the first quarter may not be sustainable during the balance of the year; and • Certain operating costs, reduced in light of the pandemic, are expected to increase as restrictions and conditions ease and may temper margins • The outlook for the full year 2021 (relative to 2020), including the impact of completed acquisitions, is as follows: • This financial outlook is based on the Company’s best available information as of the date of this presentation and remains subject to change based on numerous macroeconomic, health, social, geo - political and related factors Full Year 2021 Outlook Updated Previous Revenue +15% to +30% +10% to +25% Adjusted EBITDA +15% to +30% +10% to +25%

Appendix Reconciliation of non - GAAP measures Colliers 13

Reconciliation of GAAP earnings to adjusted EBITDA Colliers 14 (US$ thousands) Net earnings $ 24,807 $ 6,458 Income tax 8,847 5,198 Other income, including equity earnings from non-consolidated investments (1,982) (704) Interest expense, net 8,284 7,585 Operating earnings 39,956 18,537 Depreciation and amortization 37,777 24,891 Gains attributable to MSRs (9,075) - Equity income from non-consolidated entites 1,406 555 Acquisition-related items 18,847 2,750 Restructuring costs 293 5,468 Stock-based compensation expense 2,925 2,253 Adjusted EBITDA $ 92,129 $ 54,454 Three months ended March 31, 2021 March 31, 2020

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 Colliers 15 (US$ thousands) Net earnings $ 24,807 $ 6,458 Non-controlling interest share of earnings (7,780) (3,377) Interest on Convertible Notes 2,300 - Amortization of intangible assets 27,338 16,013 Gains attributable to MSRs (9,075) - Acquisition-related items 18,847 2,750 Restructuring costs 293 5,468 Stock-based compensation expense 2,925 2,253 Income tax on adjustments (9,666) (5,805) Non-controlling interest on adjustments (3,335) (2,150) Adjusted net earnings $ 46,654 $ 21,610 (US$) Diluted net (loss) earnings per common share $ 0.14 $ 0.11 Non-controlling interest redemption increment 0.28 (0.04) Amortization expense, net of tax 0.37 0.24 Gains attributable to MSRs, net of tax (0.11) - Acquisition-related items 0.30 0.07 Restructuring costs, net of tax - 0.10 Stock-based compensation expense, net of tax 0.06 0.06 Adjusted EPS $ 1.04 $ 0.54 Diluted weighted average shares for Adjusted EPS (thousands) 44,738 40,167 Three months ended March 31, 2021 March 31, 2020 Three months ended March 31, 2021 March 31, 2020